

Mailstop 3233

September 26, 2016

Via E-Mail
Geoffrey Bedrosian
Chief Financial Officer
Ramco-Gershenson Properties Trust
31500 Northwestern Highway, Suite 300
Farmington Hills, MI 48334

> **Re: Ramco-Gershenson Properties Trust**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 1-10093**

Dear Mr. Bedrosian:

We have reviewed your September 12, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 29, 2016 letter.

Form 10-Q for interim period ended June 30, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Same Property Operating Income, page 28

1.   In future periodic filings and consistent with your August 23, 2016 response, please disclose that your redevelopment designation may also include a portion of certain properties designated as same property for which you are adding additional GLA or re-tenanting space. Additionally, disclose such properties and provide the GLA associated with each designation.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3856 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities